SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
Schedule 13D/A
(Amendment No. 14)
Under the Securities Exchange Act of 1934

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

Alexander C. Kinzler
Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
(808) 531-8400
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

With copies to:

Christopher Doyle, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038
(212) 806-5400

December 31, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.: 068221100

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Morton H. Kinzler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS		PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	1,351,560

	8.	SHARED VOTING POWER	0

	9.	SOLE DISPOSITIVE POWER	1,351,560

	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,353,408	(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented By Amount In Row (11)	16.4%	(2)

14.	Type of Reporting Person	IN

(1)          Includes 1,848 shares common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation (the “Company”), owned by Mr. Kinzler’s wife, to which Mr. Kinzler disclaims beneficial ownership.

(2) Based on 8,277,160 shares of Common Stock of the Company outstanding as of December 1, 2012, as represented in the Company’s Annual Report on Form 10-K for the year ended September 30, 2012.

Explanatory Note

This filing constitutes Amendment No. 14 to the Schedule 13D relating to the common stock, par value $0.50 per share, of Barnwell Industries, Inc., a Delaware corporation, and hereby amends the Schedule 13D filed with the Securities and Exchange Commission, as last amended by Amendment No. 13 filed on December 24, 1991, to furnish the additional information set forth herein.

Item 1.  Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

The securities to which this Schedule 13D relates are shares of common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)  The name of the reporting person is Morton H. Kinzler.

(b)  Mr. Kinzler’s business address is Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813.

(c)  Mr. Kinzler is Chairman of the Board and Chief Executive Officer of the Company.

(d)  Mr. Kinzler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  Mr. Kinzler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kinzler is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Mr. Kinzler acquired with personal funds an aggregate of 58,800 shares of Common Stock in various open-market transactions between September 17, 2001 and September 30, 2010 (taking into account the 2-for-1 stock split effected by the Company on January 31, 2005 and the 3-for-1 stock split effected by the Company on November 14, 2005).  Prior to that, on July 15, 1994, Mr. Kinzler gifted 6,000 shares of Common Stock to charity (not taking into account the subsequent 2-for-1 stock split effected by the Company on January 31, 2005 and the 3-for-1 stock split effected by the Company on November 14, 2005).

Mr. Kinzler previously purchased in June 1995 $400,000 of the Company’s $2,000,000 convertible notes due July 1, 2003, which notes were paid by the Company in 20 consecutive equal quarterly installments when due beginning in October 1998.  The notes were convertible into shares of Common Stock at a price of $20.00 per share, subject to certain adjustments.

Mr. Kinzler had no pecuniary interest in, and received no part of the proceeds of, the 30,552 shares of Common Stock sold for the account of the estate of J.S. Barnwell, Jr. in various open-market transactions by an unrelated third party between November 19, 1991 and 1997 (not taking into account the subsequent 2-for-1 stock split effected by the Company on January 31, 2005 and the 3-for-1 stock split effected by the Company on November 14, 2005).  Mr. Kinzler, in his capacity as co-executor of the estate of J.S. Barnwell, Jr., was charged with collecting and distributing the assets of such estate and shared voting and dispositive power was attributable to him with respect to such estate’s 30,552 shares of Common Stock.  All decisions of whether to sell and the amount and timing, were done by an unrelated third party, not Mr. Kinzler.

Mr. Kinzler had no pecuniary interest in, and received no part of the proceeds of, the 12,000 shares of Common Stock sold for the account of the estate of David Frankel in various open-market transactions by an unrelated third party between November 19, 1991 and 2002 (not taking into account the subsequent 2-for-1 stock split effected by the Company on January 31, 2005 and the 3-for-1 stock split effected by the Company on

November 14, 2005).  Mr. Kinzler, in his capacity as co-executor of the estate of David Frankel, was charged with collecting and distributing the assets of such estate and shared voting and dispositive power was attributable to him with respect to such estate’s 12,000 shares of Common Stock.  All decisions of whether to sell and the amount and timing, were done by an unrelated third party, not Mr. Kinzler.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended to add the following:

Mr. Kinzler acquired the 58,800 shares of Common Stock, as disclosed in Item 3, for investment purposes.  Mr. Kinzler gifted the 6,000 shares of Common Stock, as disclosed in Item 3, for charitable purposes.  Mr. Kinzler, as co-executor of the estates of J.S. Barnwell, Jr. and David Frankel, disposed of the 30,552 and 12,000 shares of Common Stock held by such estates, respectively, in accordance with his charge of collecting and distributing the assets of such estates, as disclosed in Item 3.

Mr. Kinzler may, from time to time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable.  Mr. Kinzler may also dispose of some or all of the shares of Common Stock that he beneficially owns.

Except as set forth in this Item 4, and except in the ordinary course of acting in his capacity as Chief Executive Officer of the Company, as of the date hereof, Mr. Kinzler has no other plans or proposals with respect to the Company, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5 is hereby amended and restated in its entirety as follows:

(a)  Mr. Kinzler may be deemed to beneficially own 1,353,408 shares of Common Stock.  The foregoing 1,353,408 shares of Common Stock includes 1,848 shares of Common Stock owned by Mr. Kinzler’s wife, to which Mr. Kinzler disclaims beneficial ownership.  The foregoing 1,353,408 shares of Common Stock represent approximately 16.4% of the Company’s outstanding Common Stock (based on 8,277,160 shares of Common Stock of the Company outstanding as of December 1, 2012, as represented in the Company’s Annual Report on Form 10-K for the year ended September 30, 2012).

(b)  See Items 7-10 on the Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).

(c)  See Item 3 for information on transactions with respect to the Common Stock since the date on which Mr. Kinzler last filed an amendment to this Schedule 13D.

(d)  None, except for 1,848 shares of Common Stock owned by Mr. Kinzler’s wife disclosed in Item 5(a).

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012	By:	/s/ Morton H. Kinzler
Name: Morton H. Kinzler